Exhibit 99.1

Ayr Wellness Reports Third Quarter 2022 Results

- Revenue up 24% Y/Y to $119.6 million, up 9% sequentially -

- Adjusted EBITDA up 10% sequentially to $21.7 million -

- Operating Loss improved 17% sequentially -

MIAMI, November 10, 2022 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the third quarter ended September 30, 2022. Unless otherwise noted, all results are presented in U.S. dollars.

Jonathan Sandelman, Founder and CEO of Ayr, said, “Ayr executed on its growth and profitability objectives during the third quarter, with our financial results largely in line with expectations. We grew retail market share in 6 of the 7 states where we operate, and while economic headwinds and inflationary pressures continued to impact the consumer wallet throughout the quarter, we maintained strong unit volumes across nearly all of our markets, demonstrating the defensibility of cannabis as a consumer staple.

“Talent remains a focus point for Ayr as we continue to optimize our existing foundation, as reflected in our hiring of David Goubert as Ayr’s first President. David brings decades of retail, customer experience, and supply chain expertise to our team. We’re also happy to announce that the Board of Directors has named Joyce Johnson-Miller as the Company’s Lead Independent Director, further strengthening our corporate governance.

“Looking ahead, we anticipate further growth from the optimization and ramping of our existing asset base, as well as a number of new catalysts that we expect to begin contributing by early next year. The closing of our acquisition of two Dispensary 33 retail locations in Illinois, the opening of 15+ new Florida stores, the commencement of sales from our state-of-the-art cultivation facility in Ohio, and the continued phased openings of our Massachusetts cultivation expansion will be key growth and profitability drivers in 2023. With these optimizations and catalysts, we believe we are well positioned to realize further earnings potential in our business in the coming year.”

Third Quarter Financial Highlights ($ in millions, excl. margin items)

	Q3 2021	Q2 2022	Q3 2022	% Change Q3/Q3		% Change Q3/Q2
Revenue	$96.2	$110.1	$119.6	24.4%		8.6%
Gross Profit	$40.1	$40.3	$49.5	23.5%		22.9%
Adjusted Gross Profit[1]	$56.6	$57.2	$62.9	11.0%		9.9%
Operating Loss	$(8.9)	$(24.8)	$(20.7)	NA		NA
Adjusted EBITDA[1]	$26.0	$19.6	$21.7	-16.7%		10.3%
Adjusted EBITDA Margin[1]	27.0%	17.8%	18.1%	-890	bps	30	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation table appended to this release.

Third Quarter and Recent Highlights

•	Retail Updates
o	Opened two Greater Boston adult-use dispensaries in the heart of Boston’s Back Bay and Watertown.
o	Opened two new dispensaries in Florida during the third quarter and an additional two stores in November, bringing Ayr’s total footprint to 52 dispensaries across the state.
•	Brand/Product Updates
o	Introduced Lost in Translation (LIT), an award-winning cannabis brand known for sought after genetics and terpene profiles, in Massachusetts, Florida, Pennsylvania, New Jersey and Arizona.
o	Introduced HAZE live resin concentrates and vapes across the Company’s footprint in Florida and Nevada.
o	Launched Levia water-soluble tinctures in Arizona and Nevada in August, representing the first expansion of Levia outside of Massachusetts.
o	Introduced Secret Orchard vapes in Nevada.
•	Regulatory Updates
o	Received state regulatory approval to convert Ayr’s Somerville, Massachusetts medical dispensary to adult use, pending local approvals.
o	Received state regulatory approval to begin phased production at Ayr’s new cultivation expansion in Massachusetts.
o	Connecticut Cultivation Solutions, an entity co-owned by Tiana Hercules Esq., a Hartford City Councilwoman, and Ayr, was awarded a provisional Disproportionately Impacted Area (“DIA”) cultivator license in Connecticut.

Financing and Capital Structure

The Company deployed $7.9 million of capital expenditures in Q3 and ended the quarter with a cash balance of $100.8 million.

As of September 30, 2022, the Company had approximately 71.3 million fully diluted shares outstanding based on a treasury method calculation as of that date.i

Outlook

Based on the results to date coupled with an uncertain macroeconomic backdrop, management is updating their assumptions underlying its previously issued guidance. Consistent with prior quarter sequential growth trends, the Company expects Adjusted EBITDA and Operating Income to grow approximately 10% sequentially from Q3 2022 to Q4 2022 and expects further growth in 2023 as future milestones come online. This guidance assumes further price compression in the wholesale and retail market. Ayr’s expectations for future results are based on the assumptions and risks detailed in its MD&A for the period ended September 30, 2022 as filed on SEDAR and with the SEC.

i Includes pending M&A and excludes Ayr granted but unvested service-based LTIP shares totaling 6.0 million.

Conference Call

Ayr management will host a conference call, followed by a question-and-answer period.

Conference Call Date: Thursday, November 10, 2022

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10020429

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at AYR@elevate-ir.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, November 10, 2022.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 9502

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Unaudited Interim Condensed Consolidated Financial Statements and MD&A for the three and nine months ended September 30, 2022 and 2021. Ayr files its financial statements and MD&A on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude other adjustments associated with non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, start-up costs and the gain (loss) on the sale of assets.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude other adjustments associated with non-core costs, the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and nine months ended September 30, 2022 and 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the three and nine months ended September 30, 2022.

Additional Information

For more information about the Company’s Q3 2022 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	September 30, 2022	December 31, 2021
ASSETS
Current
Cash	$100,762	$154,342
Accounts receivable, net	9,087	7,413
Inventory	113,069	93,363
Prepaid expenses, deposits, and other current assets	8,635	10,949
Total Current Assets	231,553	266,067
Non-current
Property, plant, and equipment, net	315,381	275,222
Intangible assets, net	956,855	978,915
Right-of-use assets - operating, net	138,653	88,721
Right-of-use assets - finance, net	45,166	17,527
Goodwill	242,579	229,910
Deposits and other assets	8,557	3,550
TOTAL ASSETS	$1,938,744	$1,859,912

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$21,784	$26,983
Accrued liabilities	24,221	32,724
Lease liabilities - operating - current portion	7,921	4,195
Lease liabilities - finance - current portion	9,583	3,185
Contingent consideration - current portion	90,861	39,868
Purchase consideration payable	2,166	812
Income tax payable	32,777	28,915
Debts payable - current portion	34,213	8,112
Accrued interest payable - current portion	10,109	7,542
Total Current Liabilities	233,635	152,336
Non-current
Deferred tax liabilities, net	67,954	70,081
Lease liabilities - operating - non-current portion	136,046	87,767
Lease liabilities - finance - non-current portion	26,060	9,406
Construction finance liabilities	35,616	-
Contingent consideration - non-current portion	28,699	145,654
Debts payable - non-current portion	174,443	125,746
Senior secured notes, net of debt issuance costs	244,864	245,408
Accrued interest payable - non-current portion	4,430	3,451
TOTAL LIABILITIES	951,747	839,849

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 59,023,822 and 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 7,068,270 and 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,332,770	1,289,827
Treasury stock - 645,300 and 568,300 shares, respectively	(8,987)	(7,828)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(347,253)	(265,202)
Equity of Ayr Wellness Inc.	979,796	1,020,063
Noncontrolling interest	7,201	-
TOTAL SHAREHOLDERS' EQUITY	986,997	1,020,063
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,938,744	$1,859,912

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues, net of discounts	$119,639	$96,189	$340,996	$245,839

Cost of goods sold excluding fair value items	69,642	47,084	199,455	117,567
Incremental costs to acquire cannabis inventory in a business combination	486	9,022	6,216	41,411
Cost of goods sold	70,128	56,106	205,671	158,978

Gross profit	49,511	40,083	135,325	86,861

Operating expenses
Selling, general, and administrative	52,981	37,297	154,907	96,922
Depreciation and amortization	14,440	10,943	42,078	26,925
Acquisition expense	965	743	5,139	5,164
Loss (gain) on sale of assets	1,810	-	(190)	-
Total operating expenses	70,196	48,983	201,934	129,011

Loss from operations	(20,685)	(8,900)	(66,609)	(42,150)

Other income (expense), net
Share of loss on equity investments	-	(13)	-	(32)
Fair value gain on financial liabilities	1,658	19,267	33,438	30,812
Interest expense, net	(7,838)	(4,281)	(22,179)	(10,852)
Interest income	12	37	52	160
Other, net	13	517	13	955
Total other income (expense), net	(6,155)	15,527	11,324	21,043

Income (loss) before income taxes and noncontrolling interests	(26,840)	6,627	(55,285)	(21,107)

Income taxes
Current tax provision	(12,020)	(14,167)	(33,712)	(29,986)
Deferred tax benefit	1,433	4,161	2,128	10,353
Total income taxes	(10,587)	(10,006)	(31,584)	(19,633)

Net loss before noncontrolling interest	(37,427)	(3,379)	(86,869)	(40,740)
Net loss attributable to noncontrolling interest	(1,310)	-	(4,818)	-
Net loss attributable to Ayr Wellness Inc.	$(36,117)	$(3,379)	$(82,051)	$(40,740)

Basic and diluted loss per share	$(0.52)	$(0.06)	$(1.20)	$(0.76)

Weighted average number of shares outstanding (basic and diluted)	69,087	59,566	68,391	53,952

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Nine Months Ended
	September 30, 2022	September 30, 2021
Operating activities
Net loss before noncontrolling interest	$(86,869)	$(40,740)
Adjustments for:
Fair value gain on financial liabilities	(33,438)	(30,812)
Stock-based compensation	28,652	20,388
Stock-based compensation - related parties	707	-
Depreciation and amortization	13,894	5,296
Amortization on intangible assets	53,660	32,528
Share of loss on equity investments	-	32
Gain on disposal of equity investments	-	(1,000)
Gain (loss) on disposal of property, plant, and equipment	(190)	51
Incremental costs to acquire cannabis inventory in a business combination	6,216	41,411
Deferred tax benefit	(2,128)	(10,353)
Amortization on financing costs	1,719	1,229
Amortization on financing premium	(2,263)	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(1,127)	(5,750)
Inventory	(16,267)	(37,743)
Prepaid expenses, deposits, and other current assets	1,200	14
Trade payables	(5,036)	2,377
Accrued liabilities	(2,729)	2,780
Interest accrued	3,547	3,927
Lease liabilities - operating	1,887	1,294
Income tax payable	3,862	(7,115)
Cash used in operating activities	(34,703)	(22,186)

Investing activities
Purchase of property, plant, and equipment	(58,848)	(53,062)
Capitalized interest	(10,858)	(5,570)
Proceeds from the sale of assets, net of transaction costs	31,433	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	(11,469)	(59,972)
Cash paid for business combinations and asset acquisitions, bridge financing	-	(22,750)
Cash paid for business combinations and asset acquisitions, working capital	(2,812)	(4,025)
Payments for interests in equity accounted investments	-	(47)
Cash received in disposal of equity investment	-	1,000
Advances to related corporation	-	135
Purchase of intangible asset	(4,000)	-
Cash received (paid) for bridge financing	1,070	(1,200)
Deposits for business combinations, net of cash on hand	(2,825)	(572)
Cash used in investing activities	(58,309)	(146,063)

Financing activities
Proceeds from exercise of warrants	-	56,034
Proceeds from exercise of options	300	305
Proceeds from financing transaction, net of financing costs	27,599	-
Proceeds from equity offering, net of expenses	-	118,053
Proceeds from issuance of notes payable, net of financing costs	51,713	-
Payments of financing costs	-	(136)
Payment for settlement of contingent consideration	(10,000)	-
Deposits paid for financing lease and note payable	(924)	-
Tax withholding on stock-based compensation awards	(4,738)	(28,511)
Repayments of debts payable	(8,257)	(6,280)
Repayments of lease liabilities - finance (principal portion)	(7,831)	(3,741)
Repurchase of equity shares	(8,430)	(311)
Cash provided by financing activities	39,432	135,413

Net decrease in cash	(53,580)	(32,836)
Cash, beginning of the period	154,342	127,238
Cash, end of the period	$100,762	$94,402

Supplemental disclosure of cash flow information:
Interest paid during the period	30,747	12,187
Income taxes paid during the period	29,248	37,999
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	52,296	61,629
Recognition of right-of-use assets for finance leases	30,812	13,365
Issuance of promissory note related to business combinations	16,000	-
Issuance of Equity Shares related to business combinations and asset acquisitions	6,352	556,720
Issuance of Equity Shares related to equity component of debt	-	7,430
Issuance of Equity Shares related to settlement of contingent consideration	11,748	-
Issuance of promissory note related to settlement of contingent consideration	14,934	-
Cancellation of Equity Shares	78	-
Capital expenditure disbursements for cultivation facility	7,837	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.
Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation
(Expressed in United States Dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Loss from operations (GAAP)	(20,685)	(8,900)	(66,609)	(42,150)

Incremental costs to acquire cannabis inventory in a business combination	486	9,022	6,216	41,411
Interest (within cost of goods sold "COGS")	1,723	464	2,975	921
Depreciation and amortization (from statement of cash flows)	23,743	15,761	67,554	37,825
Acquisition costs	965	743	5,139	5,164
Stock-based compensation, non-cash	9,359	5,013	29,448	20,388
Start-up costs[1]	2,930	3,464	9,442	6,437
Other[2]	1,337	433	6,835	1,841
Loss (gain) on sale of assets	1,810	-	(190)	-
	42,353	34,900	127,419	113,987

Adjusted EBITDA (non-GAAP)	21,668	26,000	60,810	71,837

1 Costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments and non-cash inventory write-downs

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Gross profit (GAAP)	49,511	40,083	135,325	86,861

Incremental costs to acquire cannabis inventory in a business combination	486	9,022	6,216	41,411
Interest (within COGS)	1,723	464	2,975	921
Depreciation and amortization (within COGS)	9,303	4,818	25,475	10,900
Start-up costs (within COGS)	1,020	2,250	3,153	3,834
Other (within COGS)	830	-	4,883	-

Adjusted Gross Profit (non-GAAP)	62,873	56,637	178,027	143,927